UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2011

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Response to the Korea Exchange’s Request for Information (Preliminary)

1. Subject	Response to the Korea Exchange’s request for information regarding press reports of contemplated split-off of SK Telecom Co., Ltd. (the “Company”) into three companies

2. Details	The Company has been contemplating various measures to strengthen its new businesses and enhance its enterprise value. In this regard, the Company plans to split-off its platform business, which is a new growth business that the Company focuses its efforts on, as a wholly-owned subsidiary of the Company in order to enhance the independent management and expertise suitable for the new business.

We expect the split-off will become effective as of October 1, 2011. However, details of the split-off, including the effective date, will be determined by the resolutions of the Company’s Board of Directors and an extraordinary general meeting of shareholders.

The split-off plan is subject to change pursuant to the resolution of the Board of Directors. The Company will update the disclosure when details of the plan are confirmed or within three months.

3. Expected date of updated disclosure	By August 31, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Kiwook Lee
(Signature)
Name:	Kiwook Lee
Title:	Senior Vice President

Date: June 1, 2011

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